   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 1994.



                                                       REGISTRATION NO. 33-51577

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                               AMENDMENT NO. 1 TO



                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                         FIRST FIDELITY BANCORPORATION

                  NEW JERSEY                                    22-2826775
       (State or other jurisdiction of                       (I.R.S. Employer
        incorporation or organization)                     Identification No.)

                               ------------------

                                2673 MAIN STREET
                                 P.O. BOX 6980
                      LAWRENCEVILLE, NEW JERSEY 08648-0980
                                 (609) 895-6800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ------------------

                            JAMES L. MITCHELL, ESQ.
                         FIRST FIDELITY BANCORPORATION
                                550 BROAD STREET
                            NEWARK, NEW JERSEY 07102
                                 (201) 565-7119
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ------------------

                                WITH COPIES TO:

                             MARK J. MENTING, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004

                               ------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined in light of market conditions.

                               ------------------

    IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. [ ]

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [x]

                        CALCULATION OF REGISTRATION FEE


- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED
                                                                MAXIMUM             PROPOSED
                                           AMOUNT              OFFERING              MAXIMUM             AMOUNT OF
       TITLE OF EACH CLASS OF               TO BE                PRICE              AGGREGATE          REGISTRATION
    SECURITIES TO BE REGISTERED          REGISTERED           PER UNIT(1)       OFFERING PRICE(1)         FEE(2)
- ------------------------------------------------------------------------------------------------------------------------
Floating Rate Senior Notes
Due           , 1996................     $200,000,000            100%             $200,000,000            $68,966
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee.

(2) Previously paid $51,724.50.



    REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 14, 1994



                                  $200,000,000



                         FIRST FIDELITY BANCORPORATION



             FLOATING RATE SENIOR NOTES DUE                 , 1996

                            ------------------------

     Interest on the Senior Notes due             , 1996 of First Fidelity is
payable quarterly on the 15th day of February, May, August, and November of each year, commencing February 15, 1994. The per annum rate of interest for each Interest Period will be reset quarterly as described herein based on LIBOR plus
     %. The Senior Notes may not be redeemed prior to maturity and no sinking fund is provided for the Senior Notes. Settlement of the Senior Notes will be made in immediately available funds. See "Description of Senior Notes."

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                    INITIAL PUBLIC        UNDERWRITING          PROCEEDS TO
                                   OFFERING PRICE(1)       DISCOUNT(2)         COMPANY(1)(3)
- ------------------------------------------------------------------------------------------------
Per Note                                   %                    %                    %
- ------------------------------------------------------------------------------------------------
Total                                      $                    $                    $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------


(1) Plus accrued interest, if any.


(2) First Fidelity has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


(3) Before deducting expenses payable by First Fidelity estimated at $253,216.

                            ------------------------

     The Senior Notes are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Senior Notes will be ready for delivery at the offices of Goldman, Sachs & Co., New York, New York
on or about           , 1994.

                            ------------------------

GOLDMAN, SACHS & CO.                                  SMITH BARNEY SHEARSON INC.

                The date of this Prospectus is           , 1994

                             AVAILABLE INFORMATION

     First Fidelity Bancorporation (the "Company" or "First Fidelity") is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning First Fidelity should be available for inspection and copying, upon payment of prescribed fees, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the equity securities of First Fidelity are listed on the New York Stock Exchange (the "NYSE"), and such reports, proxy statements and other information concerning First Fidelity also should be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 which has been filed with the Commission, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which reference is hereby made for further information with respect to First Fidelity and the Senior Notes offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are hereby incorporated into this Prospectus by reference:


          (a) First Fidelity's Annual Report on Form 10-K for the year ended December 31, 1992; provided, however, that the information referred to in
     Item 402(a)(8) of Regulation S-K promulgated by the Commission shall not be deemed to be specifically incorporated by reference herein;


          (b) First Fidelity's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993 (as amended by Form 10-Q/A filed with the Commission on June 2, 1993), June 30, 1993 and September 30, 1993; and

          (c) First Fidelity's Current Reports on Form 8-K dated May 4, 1993 (as amended and supplemented by Form 8-K/A filed with the Commission on June 2, 1993, by Form 8-K filed with the Commission on August 13, 1993 and by Form 8-K filed with the Commission on November 10, 1993), April 14, 1993 and March 21, 1991.

     All documents subsequently filed by First Fidelity pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Senior Notes shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents to the termination of the offering of the Senior Notes. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.


     First Fidelity will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all documents incorporated herein by reference (excluding exhibits unless specifically incorporated therein). Requests for such documents should be directed to Investor Relations, First Fidelity Bancorporation, 550 Broad Street, Newark, New Jersey 07102 (telephone number (201) 565-3150).

                         FIRST FIDELITY BANCORPORATION

GENERAL


     The Company is a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. First Fidelity provides a full range of banking services in New Jersey, eastern Pennsylvania, Connecticut and Westchester County and Riverdale, New York through its subsidiary banks. As of December 31, 1993, First Fidelity had total assets, deposits and stockholders' equity of $33.8 billion, $28.1 billion and $2.7 billion, respectively, is the largest banking organization headquartered in New Jersey and ranks among the 25 largest bank holding companies in the United States.


     First Fidelity's principal executive offices are located at 2673 Main Street, P.O. Box 6980, Lawrenceville, New Jersey 08648 (telephone number (609) 895-6800).


ACQUISITIONS



     On December 30, 1993, the Company acquired the 31 branch Peoples Westchester Savings Bank ("Peoples"), a savings bank operating in Westchester County, New York, for a combination of cash and First Fidelity common stock, par value $1.00 per share (the "Common Stock") with an aggregate value of $234.9 million. At closing, Peoples had approximately $1.7 billion in assets and $1.5 billion in deposits. Banco Santander, S.A., a 20.1% shareholder of First Fidelity, did not acquire Common Stock in connection with the acquisition as had been previously contemplated. Substantially all of the Common Stock issued to Peoples stockholders in the acquisition came from treasury stock, all of which was recently acquired by First Fidelity through open market purchases.



     On July 30, 1993, the Company entered into a definitive agreement to acquire Greenwich Financial Corporation ("Greenwich Financial"), a thrift holding company operating in Greenwich, Connecticut, and its 7 branch thrift subsidiary, Greenwich Federal Savings and Loan Association ("Greenwich Federal") for $41.9 million in cash. The acquisition agreement contemplates that, upon receipt of applicable regulatory and shareholder approval and satisfaction of customary closing conditions, Greenwich Financial will be merged into Northeast Bancorp, Inc. and that Greenwich Federal will be merged into Union Trust Company. Upon receipt of the remaining regulatory approvals, the acquisition is expected to be consummated by the end of January 1994.



     On August 27, 1993, First Fidelity entered into a definitive agreement to acquire BankVest, Inc. and its 2 branch subsidiary, First Peoples National Bank of Edwardsville, Pennsylvania, for $19.6 million in cash. The acquisition is expected to close by the end of the first quarter of 1994.



     On October 27, 1993, the Company, through First Fidelity Bank, N.A., New York, entered into a definitive agreement to acquire The Savings Bank of Rockland County ("Rockland") for approximately $5.9 million in cash. Rockland has 4 offices, all in Rockland County, New York. The acquisition is expected to be consummated during the first quarter of 1994.



CONSOLIDATION



     On January 11, 1994, First Fidelity combined its two largest subsidiary banks, First Fidelity Bank, N.A., New Jersey and First Fidelity Bank, N.A., Pennsylvania, into a new entity called First Fidelity Bank, National Association. The consolidated entity will operate in both New Jersey and Pennsylvania, but will be run as two separate divisions over a short period of time while the operational systems are being consolidated.



STOCK REPURCHASE PROGRAM


     On October 21, 1993, the Company's Board of Directors (the "Board") authorized the acquisition of up to 2% of First Fidelity's outstanding Common Stock in any calendar year, through open market or privately-negotiated transactions. On November 18, 1993, the Board authorized the acquisition of up to an additional 1% of the Company's outstanding Common Stock during 1993. This repurchase program is in addition to the more limited repurchase program implemented earlier in 1993 in connection with the Company's Dividend Reinvestment Plan and its Stock Option and Restricted Stock Plan. As of December 30, 1993, the Company had repurchased 2,383,451 shares of its Common Stock, at an average price of $42.22 per share, which constitutes substantially all of the 3% authorized for repurchase in 1993. All of such treasury shares were issued in connection with the acquisition of Peoples. See "Acquisitions."



                                USE OF PROCEEDS



     First Fidelity intends to use the net proceeds from the sale of the Senior Notes for general corporate purposes, including, without limitation, funding for the Company's Common Stock repurchase program and financing of acquisitions. Pending such use, the net proceeds are expected to be used to make short term investments. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of First Fidelity and its subsidiaries and the availability of other funds. Specific allocations of the proceeds to such purposes have not been made. For a description of the Company's Common Stock repurchase program and pending acquisitions, see "FIRST FIDELITY
BANCORPORATION -- Stock Repurchase Program".


     First Fidelity is continually evaluating acquisition opportunities and frequently conducts due diligence activities in connection with possible acquisitions both on an assisted and unassisted basis. Acquisitions that may be under consideration at any time include, without limitation, acquisitions of banking organizations and thrift or savings type associations or their assets or liabilities or acquisitions of other financial services companies or their assets or liabilities. Companies targeted by First Fidelity for acquisition would generally be based in markets in which the Company presently operates or in markets in proximity to one of the Company's then existing markets. First Fidelity contemplates that any such acquisitions would be financed through a combination of working capital and issuances of equity and debt securities.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of First Fidelity (i) at December 31, 1993 and (ii) as adjusted to give effect to the issuance of the Senior Notes offered hereby.



                                                                         DECEMBER 31, 1993
                                                                      ------------------------
                                                                                         AS
                                                                          ACTUAL      ADJUSTED
                                                                      ----------    ----------
                                                                           (IN THOUSANDS)
Long-Term Debt(1):
     Floating rate senior notes due           , 1996...............           --       200,000
     9 5/8% subordinated notes due 1999............................   $  150,000    $  150,000
     9 3/4% subordinated notes due 1995............................      136,750       136,750
     8 1/2% subordinated capital notes due 1998....................      149,150       149,150
     Floating rate subordinated notes due 1997.....................       25,000        25,000
     6.80% subordinated notes due June 15, 2003....................      150,000       150,000
     Other long-term debt..........................................        2,158         2,158
                                                                      ----------    ----------
               Total long-term debt................................      613,058       813,058
                                                                      ----------    ----------
Stockholders' Equity:
     Preferred stock...............................................      230,422       230,422
     Common stock ($1.00 par)
          Authorized: 150,000,000 shares; Issued: 79,937,719 shares
            at December 31, 1993...................................       79,938        79,938
          Surplus..................................................    1,202,373     1,202,373
          Retained earnings........................................    1,227,368     1,227,368
          Less treasury stock, at cost: 36,714 shares at December
            31, 1993...............................................       (1,673)       (1,673)
                                                                      ----------    ----------
               Total Common Stockholders' Equity...................    2,508,006     2,508,006
                                                                      ----------    ----------
               Total Stockholders' Equity..........................   $2,738,428    $2,738,428
                                                                      ----------    ----------


- ------------------
(1) Other than the Senior Notes offered hereby and First Fidelity's 6.80%,
    9 5/8% and 9 3/4% subordinated notes due 2003, 1999 and 1995, respectively, the long-term debt listed in the table has been incurred by various direct and indirect subsidiaries of First Fidelity and is not guaranteed by First Fidelity.


                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES



                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                           1993    1992    1991    1990    1989
                                                           ----    ----    ----    ----    ----
Excluding interest on deposits..........................   8.04x   4.65x   2.71x   -(A)    1.40x
Including interest on deposits..........................   1.82    1.42    1.21    -(A)    1.11


- ---------------


(A) For 1990, First Fidelity's consolidated earnings did not cover fixed charges primarily as a result of a large provision for possible credit losses. Earnings, as defined below, for 1990 were $11.3 million below the level required to provide one-to-one coverage of fixed charges.


     For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income tax and cumulative effect of changes in accounting principles plus fixed charges. Fixed charges represent interest expense plus the estimated interest component of net rental payments.

                   SELECTED FINANCIAL DATA OF FIRST FIDELITY


     The following is selected consolidated financial data for First Fidelity and its subsidiaries for each of the five years ended December 31, 1989 through 1993. The data is qualified in its entirety by the detailed information and financial statements included in the First Fidelity documents incorporated by reference herein, available as described above under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," and the other information contained or incorporated by reference elsewhere in this Prospectus.



                                                                                YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------------------
                                                         1993            1992            1991            1990            1989
                                                      -----------     -----------     -----------     -----------     -----------
                                                                                (DOLLARS IN THOUSANDS)
SUMMARY OF OPERATIONS:
Interest income (taxable-equivalent)(1)...........  $ 2,078,936     $ 2,168,744     $ 2,431,462     $ 2,773,458     $ 2,753,913
Interest expense..................................      691,513         920,712       1,327,889       1,712,137       1,693,812
                                                    -----------     -----------     -----------     -----------     -----------
Net interest income (taxable-equivalent)(1).......    1,387,423       1,248,032       1,103,573       1,061,321       1,060,101
Less: tax equivalent adjustment(1)................       33,740          39,463          47,502          53,890          76,136
                                                    -----------     -----------     -----------     -----------     -----------
    Net interest income...........................    1,353,683       1,208,569       1,056,071       1,007,431         983,965
Provision for possible credit losses..............      148,000         228,000         298,000         498,000         200,254
                                                    -----------     -----------     -----------     -----------     -----------
    Net interest income after provision for
        possible credit losses....................    1,205,683         980,569         758,071         509,431         783,711
Net securities transactions.......................        7,017           4,825          53,566          24,387          18,244
Other non-interest income(2)......................      376,483         327,551         340,124         338,083         332,006
Non-interest expense..............................    1,014,699         916,846         871,747         883,151         945,797
                                                    -----------     -----------     -----------     -----------     -----------
Income (loss) before income taxes (benefit) and
    cumulative effect of changes in accounting
    principles....................................      574,484         396,099         280,014         (11,250)        188,164
Income taxes (benefit)............................      178,025          82,362          58,773          (5,125)         28,616
                                                    -----------     -----------     -----------     -----------     -----------
Income (loss) before cumulative effect of changes
    in accounting principles......................      396,459         313,737         221,241          (6,125)        159,548
Cumulative effect of changes in accounting
    principles, net of tax(3).....................        2,373              --              --              --              --
                                                    -----------     -----------     -----------     -----------     -----------
    Net Income (Loss).............................      398,832         313,737         221,241          (6,125)        159,548
Dividends on preferred stock......................       20,653          21,061          17,176          13,283          13,343
                                                    -----------     -----------     -----------     -----------     -----------
    Net Income (Loss) Applicable to First Fidelity
        Common Stock..............................  $   378,179     $   292,676     $   204,065     $   (19,408)    $   146,205
                                                    -----------     -----------     -----------     -----------     -----------
                                                    -----------     -----------     -----------     -----------     -----------


- ---------------
(1) Information presented herein on a taxable equivalent basis represents income that is exempt from federal income taxes or taxed at a preferential rate, such as interest on state and municipal securities, adjusted to a taxable-equivalent basis using a federal income tax rate of 35% for 1993 and 34% for 1992 and prior years.
(2) Non-interest income less net securities transactions.
(3) Cumulative effect at January 1, 1993 of changes in accounting principles for postretirement benefits, postemployment benefits and income taxes, net of income tax.


                                                                              YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------------------------------------
                                                       1993              1992            1991            1990            1989
                                                   -------------     ------------    ------------    ------------    ------------
                                                                               (DOLLARS IN THOUSANDS)
FINANCIAL CONDITION AT PERIOD-END:
Assets..........................................  $33,762,585      $ 31,480,297    $ 30,215,229    $ 29,110,344    $ 30,727,815
Loans...........................................   21,386,911        18,377,695      17,341,517      18,530,304      19,631,808
Deposits........................................   28,143,022        27,004,835      25,218,550      23,080,110      22,872,460
Long-term debt..................................      613,058           581,508         918,885       1,116,987         780,438
Preferred stock.................................      230,422           232,172         232,236         157,271         157,271
Common stockholders' equity.....................    2,508,006         2,025,478       1,712,546       1,325,182       1,407,695
Total stockholders' equity......................    2,738,428         2,257,650       1,944,782       1,482,453       1,564,966
RATIOS:
Capital ratios at period-end:
    (regulatory minimum in parentheses):
    Tier I Capital/Risk-Adjusted Assets
        (4.0%)(1)(2)............................         9.96%             9.93%           8.65%           5.92%           5.62%
    Total Risk-Based Capital/Risk-Adjusted
        Assets (8.0%)(1)(2).....................        13.40             13.35           12.47            9.89            9.61
    Tier I Capital/Total Assets Less Intangibles
        (Leverage Ratio) (3.0% to 5.0%)(1)......         7.22              6.47            5.98            4.31            4.46
Performance ratios:
    Return on average assets(3).................         1.27              1.06            0.77           (0.02)           0.55
    Return on average stockholders' equity(3)...        16.19             15.18           13.69           (0.40)          10.13
    Return on average common stockholders'
        equity(4)...............................        16.94             15.96           14.35           (1.42)          10.31
    Average stockholders' equity to average
        assets..................................         7.82              7.01            5.63            5.10            5.47
    Common dividend payout(5)(6)................           31                30              35              --              80


- ------------------

(1) For 1993 and 1992, gives effect to recent changes to the risk-based and leverage ratio calculations requiring the deduction of intangibles except for limited amounts of purchased mortgage servicing rights and purchased credit card rights and certain previously recorded goodwill and other intangibles.


(2) Estimated for 1993.


(3) Net income (loss) after cumulative effect of changes in accounting principles.


(4) Net income (loss) applicable to First Fidelity Common Stock after cumulative effect of changes in accounting principles.


(5) For 1993, dividend paid ($1.44) divided by primary net income per share after cumulative effect of changes in accounting principles.

(6) Not statistically meaningful in 1990.

               SUMMARY DISCUSSION OF RECENT FINANCIAL INFORMATION



     First Fidelity reported record 1993 earnings of $398.8 million, or $4.58 per share of Common Stock on a fully-diluted basis, up 27.1 percent from the $313.7 million earned in 1992 and up 21.5 percent from $3.77 per share of Common Stock earned in 1992.



     For the fourth quarter, First Fidelity earned $104.4 million, compared with fourth quarter 1992 earnings of $89.6 million and third quarter 1993 earnings of $101.5 million. Earnings per share of Common Stock on a fully-diluted basis for the fourth quarter were $1.19, compared with $1.06 per share of Common Stock earned in the 1992 fourth quarter and $1.15 per share of Common Stock earned in the third quarter of 1993.



     For the full year, pre-tax earnings were $574.5 million, an increase of 45 percent from 1992 pre-tax earnings of $396.1 million. For the fourth quarter, pre-tax earnings were $154.6 million, 36.3 percent higher than pre-tax earnings of $113.4 million earned in the fourth quarter of 1992. The Company's full year 1993 and fourth quarter tax rates were 31 percent and 32.5 percent respectively, compared to a 21 percent tax rate for both 1992 and the fourth quarter of that year.



     Financial information on Peoples, the acquisition of which was completed on December 30, 1993 and which was accounted for as a purchase, is reflected in the Company's Selected Financial Data -- Financial Condition but had no significant effect on its 1993 income statement.



     Return on average assets ("ROA") for 1993 was 1.27 percent, compared to
1.06 percent for 1992. ROA for the fourth quarter of 1993 was 1.28 percent, compared to 1.15 percent for the fourth quarter of 1992 and 1.24 percent for the third quarter of 1993. Return on average stockholder's common equity ("ROCE") for 1993 was 16.94 percent, compared to 15.96 percent for 1992. ROCE for the fourth quarter of 1993 was 16.61 percent, compared to 17.05 percent in the fourth quarter of 1992 and 16.50 percent in the third quarter of 1993.



  Net Interest Income



     Taxable-equivalent net interest income was $1.4 billion for 1993, an increase of $139.4 million or 11.2 percent over the $1.2 billion earned in 1992. In the fourth quarter of 1993, taxable-equivalent net interest income was $351.1 million, compared with $333.4 million earned in the same period in 1992, and $353.5 million earned in the third quarter of 1993. The year-to-year increases reflected the impact of consumer loan growth and acquisitions as well as declining interest rates on the Company's core deposit base, partially offset by accelerated prepayments of mortgage-backed securities and refinancings of residential mortgages.



     Earning assets in the fourth quarter averaged $28.8 billion, compared with $29.1 billion in the third quarter and $28.2 billion in the fourth quarter of 1992. Average loans outstanding were $20.2 billion, compared with $19.9 billion in the third quarter, and average investment securities were $7.4 billion, compared with $7.1 billion in the third quarter. The average maturity of the securities portfolio was 2.2 years at December 31, 1993, compared with 3.2 years a year earlier. Average short-term money market assets declined to $1.3 billion in the fourth quarter of 1993 from $2.1 billion in the third quarter of the same year.



     Consumer deposits remained a stable funding source. Demand deposit, NOW and savings accounts averaged $13.9 billion in the fourth quarter of 1993 compared to $13.5 billion in the third quarter of the year. Consumer money market deposits averaged $3.9 billion in the fourth quarter, compared to $4.1 billion in the third quarter. Wholesale deposits averaged $650 million, compared to $649 million in the prior quarter. Other consumer time deposits averaged $8.5 billion in the fourth quarter of 1993 and $9.0 billion in the 1993 third quarter.



     The net interest margin increased slightly in the fourth quarter of 1993 to
4.84 percent from 4.82 percent in the third quarter, reflecting a greater decline in rates paid on interest bearing liabilities than rates earned on earning assets. The asset-liability structure is managed in such a manner that modest changes in interest rates (i.e., increases or decreases of 200 basis points) would not have a material impact on net interest income.



  Non-Interest Income



     Non-interest income, excluding net securities gains, rose to $376.5 million in 1993, an increase of $48.9 million or 14.9 percent over 1992 levels, primarily reflecting the full-year impact of the Howard Savings Bank acquisition and the partial-year impact of the acquisitions of Union Trust Company and Village Bank. Excluding net securities gains, non-interest income was $99.1 million for the fourth quarter of 1993, reflecting increases of $11.9 million and $1.6 million over the fourth quarter of 1992 and the third quarter of 1993, respectively.



     Trust income increased 21 percent to $104.5 million in 1993 from $86.4 million earned in 1992. For the fourth quarter of 1993, trust income was $27.2 million, up 19.3 percent over the same 1992 period and essentially flat as compared to the 1993 third quarter trust income of $27.6 million.



     Service charges on deposit accounts increased by $13.0 million in 1993 compared to 1992 and were slightly higher in the fourth quarter of 1993 compared to the same period in 1992. Other service charges, commissions and fees totaled $85.7 million for 1993, up 12.3 percent from 1992. The 1993 fourth quarter total was $22.6 million, up from $20.1 million in the 1992 fourth quarter.



     Net securities transactions were $7.0 million in 1993 compared to $4.8 million in 1992. For the fourth quarter of 1993, net securities transactions were $3.1 million, compared to an $80 thousand net loss in the fourth quarter of 1992.



     Other income for 1993 increased $8.2 million to $17.0 million from $8.8 million in 1992. Reflecting various asset sales, other income for the fourth quarter of 1993 was $7.0 million, an increase of $4.5 million over the comparable quarter of 1992.



  Non-Interest Expense



     Total non-interest expense was $1,014.7 million for 1993, an increase of $97.9 million or 10.7 percent over 1992. In the fourth quarter of 1993, non-interest expense was $262.3 million, compared to $245.9 million in the fourth quarter of 1992 and $260.2 million in the third quarter of 1993. All of the annual and quarterly increases were related to the full-year impact of the 1992 acquisitions and the partial-year impact of the 1993 acquisitions.



     Salaries and benefits increased $59.2 million or 14.5 percent year over year and $11.9 million for the fourth quarter of 1993 over the 1992 fourth quarter. Other expenses for 1993, excluding OREO expense, were $361.5 million, up $32.1 million or 9.7 percent over 1992. Such expenses increased $10.8 million, or 12.6 percent, in the fourth quarter compared to the 1992 fourth quarter. Total OREO expense in 1993 was $28.4 million or $1.4 million lower than in 1992. OREO expense was $5.5 million in the fourth quarter of 1993, compared to $13.8 million in the fourth quarter of 1992.



     The efficiency ratio -- the ratio of non-interest expense to taxable-equivalent operating income -- was 57.3 percent for 1993 compared to 58 percent in the prior year. In the fourth quarter of 1993, the ratio was 57.9 percent, compared to 57.7 percent for the third quarter of 1993. The somewhat higher efficiency ratio reflects the impact of recent acquisitions which are still in the process of being fully integrated. On a core basis, i.e., excluding net securities transactions and OREO expense, the ratio was 57.1 percent in the fourth quarter of 1993, compared to 56.5 percent for the third quarter of 1993.



  Asset Quality



     Non-performing loans totaled $378.9 million at December 31, 1993, compared to $506.3 million at December 31, 1992 and $381.2 million at September 30, 1993. OREO, net of the OREO reserve, was $115.9 million at December 31, 1993, compared to $189.4 million at December 31, 1992. Non-performing assets were $494.7 million at December 31, 1993, compared to $695.7 million at December 31, 1992 and $511.5 million at September 30, 1993.



     The Company also held a "held-for-sale" asset portfolio included in "Other Assets," which is carried at the lower of cost or market. This portfolio is primarily comprised of certain problem commercial loans and OREO. At December 31, 1993, the balance in this portfolio was $88.4 million, approximately the same level as at the end of the third quarter of 1993. During the fourth quarter, this portfolio was reduced by $47.3 million through sales and increased by $46.7 million in large part as a result of the Peoples acquisition.



     Net charge-offs in the fourth quarter totaled $44.6 million, compared to $59.6 million in the fourth quarter of 1992 and $92.8 million in the third quarter of 1993, when the "held-for-sale" account was established.



     The provision for possible credit losses was $29.0 million for the fourth quarter, down from $52.0 million in the fourth quarter of last year and $33.0 million for the previous quarter. At December 31, 1993, the reserve for possible credit losses was $602.2 million and represented 159 percent of non-performing loans, compared to $610.4 million and 121 percent at December 31, 1992 and $605.2 million and 159 percent at September 30, 1993.



     The reserve for possible credit losses at December 31, 1993 was 2.82 percent of total loans outstanding, compared to 3.32 percent a year earlier.



     Loans that were contractually past-due 90 days but still accruing were $141.5 million at December 31, 1993, compared to $154.5 million at December 31, 1992 and $146.1 million at September 30, 1993. Of the December 31, 1993 total, $133.1 million were consumer loans, consisting primarily of first and second mortgage loans in the process of collection.



     Segregated assets -- non-performing assets acquired in the Howard Savings Bank acquisition and subject to loss sharing with the Federal Deposit Insurance Corporation -- are included in Other Assets and totaled $254.4 million at December 31, 1993. Since the Federal Deposit Insurance Corporation assumes 80 percent of the first $130 million of losses and 95 percent thereafter on these assets, First Fidelity's risk share is $17.5 million with a special segregated loss reserve of $6.5 million.



 Capital and Balance Sheet



     There were 79,901,005 shares of Common Stock outstanding at December 31, 1993, compared to 74,107,949 shares of Common Stock outstanding at December 31, 1992 and 79,742,129 shares of Common Stock outstanding at September 30, 1993. The period-end shares of Common Stock outstanding figure includes the 2.4 million shares repurchased during the quarter which were then reissued at December 30, 1993 in conjunction with the Peoples transaction. Average shares of Common Stock outstanding during the fourth quarter of 1993 totaled 78,703,514.



     At December 31, 1993, total stockholders' equity was $2.7 billion, compared to $2.3 billion at December 31, 1992 and $2.6 billion at September 30, 1993.



     At December 31, 1993, the Tier I leverage ratio was 7.22 percent, compared to 6.47 percent at December 31, 1992 and 7.20 percent at September 30, 1993. The risk-adjusted Tier I capital ratio was approximately 9.96 percent and the total risk-adjusted capital ratio was approximately 13.40 percent compared to 9.93 percent and 13.35 percent, respectively, at December 31, 1992 and 10.44 percent and 13.98 percent, respectively, at September 30, 1993.



     The Company elected early adoption of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and, accordingly, reclassified securities into three portfolios: "Held-to-maturity," "Available-for-sale," and "Trading." Under the new rule, the "Available-for-sale" portfolio is required to be marked to market and the resulting unrealized gain or loss, net of taxes, is to be reflected in equity. At December 31, 1993, the market value adjustment resulted in an increase to equity of $27.3 million, net of taxes.



     At December 31, 1993, First Fidelity had total assets of $33.8 billion compared to $31.5 billion at December 31, 1992 and $32.6 billion at September 30, 1993. At December 31, 1993, total deposits were $28.1 billion, compared to $27.0 billion at December 31, 1992 and $27.4 billion at the end of the third quarter of 1993. At year-end, loans were $21.4 billion, compared to $18.4 billion at December 31, 1992 and $20.3 billion at September 30, 1993. The acquisition of Peoples at December 30, 1993, increased the Company's total assets by $1.7 billion, its deposits by $1.5 billion and its loans by $908 million.



                       CERTAIN REGULATORY CONSIDERATIONS


     First Fidelity is a legal entity separate and distinct from its subsidiary banks and other nonbank subsidiaries. Virtually all of the revenues of First Fidelity (on a parent company only basis) available for payment of interest and principal on its debt and payment of dividends on its capital stock will result from amounts paid to it, directly or indirectly, in the form of dividends from its subsidiary banks. All such dividends are subject to various limitations imposed by federal and state laws and by regulations and policies adopted by federal and state regulatory agencies, and the payment of future dividends to First Fidelity will be determined by the boards of directors of First Fidelity's subsidiaries based on an evaluation of such subsidiaries' liquidity, earnings, financial condition and capital requirements, on statutory restraints applicable to such subsidiaries and on such other factors as the boards of directors may deem relevant. In addition, federal law limits extensions of credit by First Fidelity's subsidiary banks to First Fidelity and its non-bank subsidiaries.

                          DESCRIPTION OF SENIOR NOTES

     The Senior Notes are to be issued under an Indenture, to be dated as of
                , 1994 (the "Indenture"), between the Company and BankAmerica National Trust Company, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture and the Senior Notes do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture and the Senior Notes, including the definitions therein of certain terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Indenture. Wherever particular Sections of the Indenture are referred to, such Sections are incorporated herein by reference.

GENERAL

     The Indenture provides that Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Securities of any series. (Section 301) The Securities may have such terms and provisions which are not inconsistent with the Indenture, including as to maturity, principal and interest, as the Company may determine.


     The Senior Notes will be limited to $200,000,000 aggregate principal amount at any time outstanding, will be direct, unsecured, senior obligations of the
Company and will mature on                 , 1996. The Senior Notes will not be
redeemable prior to maturity. No sinking fund will be provided for the Senior Notes.



     Principal of and interest on the Senior Notes are to be payable, and the transfer of the Senior Notes will be registrable, at the Corporate Trust Office of the Trustee in the City of New York or at the Corporate Trust Office of First Fidelity Bank, N.A., a subsidiary of the Company, in Newark, New Jersey, except that interest may be paid at the option of the Company by check mailed to the address of the Holder entitled thereto as it appears on the Security Register. (Sections 201, 305 and 1002)

     Because First Fidelity is a holding company and a legal entity separate and distinct from its subsidiaries, the rights of First Fidelity to participate in any distribution of assets of any subsidiary upon its liquidation of assets or reorganization or otherwise (and, thus, the ability of holders of Senior Notes to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that First Fidelity itself may be a creditor of that subsidiary with recognized claims. Claims on First Fidelity's subsidiary banks by creditors other than First Fidelity include substantial obligations with respect to deposit liabilities and purchased funds which in the case of deposit liabilities may be senior to the Senior Notes.


     Settlement for the Senior Notes will be made by the Underwriters in immediately available funds. So long as the Depositary (as defined below) continues to make its Same-Day Funds Settlement System available to the Company, all payments of principal of and interest on the Senior Notes will be made by the Company in immediately available funds.


     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Senior Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Notes.

BOOK ENTRY, DELIVERY AND FORM


     The Senior Notes will be issued in the form of a registered global note (the "Global Note") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of Cede & Co., the Depositary's nominee. Except as set forth below, the Global Note may be transferred in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.


     The Depositary has advised the Company as follows: It is a limited-purpose trust company which holds securities for its participating organizations (the "Participants") and facilitates the settlement among Participants of transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including the Underwriters of the Senior Notes), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or Indirect Participants.

     The Depositary has further advised the Company that (i) upon issuance of the Senior Notes by the Company, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amounts of the Senior Notes purchased by the Underwriters, and (ii) ownership of interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Note is limited to such extent.

     So long as a nominee of the Depositary is the registered owner of the Global Note, such nominee for all purposes will be considered the sole holder of the Senior Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have Senior Notes registered in their names, will not receive or be entitled to receive physical delivery of Senior Notes in definitive form, and will not be considered the holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices if the Company requests any action of Holders or if an owner of a beneficial interest in the Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary for the Global Note would authorize the Participants holding the beneficial interest to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on the Senior Notes registered in the name of the Depositary's nominee will be made by the Company through the Trustee to the Depositary or its nominee, as the case may be. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Senior Notes are registered as the owners of such Senior Notes for the purpose of receiving payment of principal and interest on such Senior Notes and for all other purposes whatsoever. The Depositary has advised the Company and the Trustee that its present practice is to credit the accounts of the Participants on the appropriate payment date in accordance with their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary, unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by Participants and Indirect Participants to owners of beneficial interests in the Global Note will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or Indirect Participants.

     None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.


     If the Depositary is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Senior Notes in definitive form in exchange for the Global Note and the Global Note will be canceled. In such event, an owner of a beneficial interest in the Global Note will be entitled to have Senior Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Senior Notes in definitive form. Senior Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. The Senior Notes will be transferable and exchangeable without any service charge at the Corporate Trust Office of the Trustee in New York, New York or at the Corporate Trust Office of First Fidelity Bank, N.A., in Newark, New Jersey. The Company may require payment of a sum sufficient to cover any taxes or other governmental charges payable in connection therewith. (Section 305).


INTEREST

     The Senior Notes will bear interest from the date of issue, and such interest will be payable quarterly in arrears on the 15th day of each February, May, August and November (each, an "Interest Payment Date") commencing February 15, 1994, and at the date of maturity. The period beginning on and including the date of issue of the Senior Notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or the date of maturity is referred to in this Prospectus as an "Interest Period". If any Interest Payment Date falls on a day which is not a Business Day (as defined below) interest will be paid on the next day that is a Business Day. A "Business Day" means any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or required by law or executive order to close.

     Interest payable on any Senior Note prior to maturity will be payable to the person in whose name such Senior Notes are registered at the close of business on the Regular Record Date for such interest. (Section 307) The Regular Record Date shall be the 15th calendar day prior to each Interest Payment Date with respect to the Senior Notes. The interest payment at maturity will include interest accrued to but excluding the date of maturity and will be payable to the person to whom principal is payable.

     The Senior Notes will bear interest for each Interest Period at a rate per
annum equal to LIBOR (as determined below) plus      %. LIBOR will be determined
by the Trustee or such other financial institution (which may be an affiliate of the Company) as may be appointed by the Company, as calculation agent (the "Calculation Agent"), in accordance with the following provisions:

          (i) For each Interest Period, on the applicable Interest Determination Date (as defined below) the Calculation Agent will determine LIBOR for such Interest Period. LIBOR will be the offered rate (expressed as an interest rate per annum) for three-month Eurodollar deposits for the Interest Period concerned which appears on Telerate Screen Page 3750 (to five decimal places), as of 11:00 a.m., London time, on such Interest Determination Date. "Telerate Page 3750" means the display designated as Page "3750" on the Dow Jones Telerate Service (or such other page as may replace Page 3750 on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates of major banks for U.S. dollar deposits).

          (ii) If, on any Interest Determination Date, LIBOR cannot be determined pursuant to (i) above, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars having a maturity of three months, commencing on the second London Business Day immediately following such Interest Determination Date and in a principal amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time, are offered by four major banks in the London interbank market selected by the Calculation Agent at approximately 11:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market. The Calculation Agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR in respect of such Interest Determination Date will be the arithmetic mean (rounded to the nearest one-thousandth of a percent, with five ten-thousandths of a percent rounded upwards) of such quotations. If fewer than two quotations are provided, LIBOR in respect of such Interest Determination Date will be the arithmetic mean (rounded to the nearest one-thousandth of a percent, with five ten-thousandths of a percent rounded upwards) of the rates quoted by three major banks in New York City selected by the Calculation Agent at approximately 11:00 a.m., New York City time, on such Interest Determination Date for loans in U.S. dollars to leading European banks having a maturity of three months commencing on the second London Business Day immediately following such Interest Determination Date and in a principal amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if fewer than three banks selected as aforesaid by the Calculation Agent are quoting as mentioned in this sentence, LIBOR will be LIBOR in effect on such Interest Determination Date.

     For purposes of calculating LIBOR, (i) "Interest Determination Date" for any Interest Period means the second London Business Day preceding the Interest Payment Date commencing such Interest Period or, in the case of the first Interest Period, the second London Business Day preceding the original date of issue the Senior Notes, and (ii) a "London Business Day" means any Business Day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     Each interest payment on a Senior Note will include interest accrued to but excluding the applicable Interest Payment Date. Accrued Interest from the date of issue or from the last date to which interest has been paid will be calculated by multiplying the face amount of a Senior Note by an accrued interest factor computed by multiplying the per annum rate of interest for the applicable Interest Period by a fraction the numerator of which is the actual number of days elapsed in such Interest Period and the denominator of which is
360. The accrued interest factor will be expressed as a decimal rounded to the nearest ten-thousandth, with five hundred-thousandths rounded upwards.

EVENTS OF DEFAULT

     The Indenture defines an Event of Default as any one of several events, the following of which are applicable to the Senior Notes: (i) default for 30 days in any payment of interest on the Senior Notes; (ii) default in the payment of principal of the Senior Notes at Maturity; (iii) default in the performance or breach, for 90 days after appropriate notice, of any covenant or warranty in the Indenture; (iv) default in the payment of principal on, or acceleration of, any obligations for borrowed money of the Company or any Major Subsidiary Bank or Subsidiary Bank Holding Company thereof exceeding in the aggregate $10,000,000 if such obligations have not been discharged or reduced to an aggregate amount of less than $10,000,000, or such acceleration is not annulled or rescinded, within 10 days after written notice; (vi) certain events of bankruptcy, insolvency or reorganization; or (vii) any other Event of Default provided with respect to Securities of that series (of which there were none relating to the Senior Notes). (Section 501) In case an Event of Default (other than an Event of Default specified in (vi)) shall occur and be continuing with respect to the Senior Notes, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Senior Notes may declare the principal amount of such series to be due and payable immediately. (Section 502) If an Event of Default specified in (vi) occurs, the principal amount of all Senior Notes shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. (Section
502) Any Event of Default with respect to the Senior Notes may be waived by the Holders of not less than a majority in aggregate principal amount of the Senior Notes, except in each case of a failure to pay principal or interest on the Senior Notes or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each Senior Note affected. (Sections 501, 502 and 513)

     No Holder of any Senior Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless also the Holders of at least a majority in aggregate principal amount of the outstanding Senior Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Senior Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Sections 201 and 507) However, such limitations do not apply to a suit instituted by a Holder of a Senior Note for enforcement of payment of the principal of or interest on such Senior Note on or after the respective due dates expressed in such Senior Note. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004)

     The Indenture does not contain any provision which would provide protection to Holders against a sudden and dramatic decline in credit quality of First Fidelity resulting from takeovers, recapitalizations or a similar restructuring of First Fidelity.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other corporation or transfer its properties and assets substantially as an entirety to any Person unless (i) the corporation formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred shall be a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume by supplemental indenture the payment of the principal of and premium, if any, and interest on the Senior Notes and the performance of the other covenants of the Company under the Indenture; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (iii) certain other conditions are met. (Section 801)

RESTRICTION ON SALE OR ISSUANCE OF STOCK OF MAJOR SUBSIDIARY BANKS AND SUBSIDIARIES OWNING MAJOR SUBSIDIARY BANKS


     The Indenture contains a covenant by the Company that it will not, and will not permit any Subsidiary to, sell, assign, pledge, transfer or otherwise dispose of any shares of Capital Stock, or any securities convertible into shares of Capital Stock, of any Major Subsidiary Bank or any Subsidiary owning, directly or indirectly, any shares of Capital Stock of any Major Subsidiary Bank and that it will not permit any Major Subsidiary Bank or any Subsidiary owning, directly or indirectly, any shares of Capital Stock of a Major Subsidiary Bank to issue any shares of its Capital Stock or any securities convertible into shares of its Capital Stock, except for issuances, sales, assignments, pledges, transfers or other dispositions which: (i) are for the purpose of qualifying a Person to serve as a director; (ii) are for fair market value (as determined by the Board of Directors of the Company) and, after giving effect to such disposition and to any potential dilution, the Company will own, directly or indirectly, not less than 80% of the shares of each class of Voting Stock of such Major Subsidiary Bank or any Subsidiary owning, directly or indirectly, any shares of Capital Stock of such Major Subsidiary Bank; (iii) are made (x) in compliance with an order of a court or regulatory authority of competent jurisdiction, or (y) in compliance with a condition imposed by any such court or authority permitting the acquisition by the Company, directly or indirectly, of any other Bank or entity the activities of which are legally permissible for a company such as First Fidelity or a subsidiary thereof to engage in, or (z) in compliance with an undertaking made to such authority in connection with such an acquisition (provided that, in the case of clauses (y) and (z), the assets of the Bank or entity being acquired and its consolidated subsidiaries equal or exceed 75% of the assets of such Major Subsidiary Bank or such Subsidiary owning, directly or indirectly, any shares of Capital Stock of a Major Subsidiary Bank and its respective consolidated subsidiaries on the date of acquisition) or (iv) are made to First Fidelity or any Wholly Owned Subsidiary. (Section 1007) At present, the only Major Subsidiary Bank is First Fidelity Bank, N.A. and the only Subsidiary as to which the foregoing covenant is applicable is First Fidelity Incorporated. Comparable covenants in indentures to which First Fidelity Incorporated is subject may, in certain circumstances, be more restrictive.


RESTRICTION ON MERGER BY OR SALE OF ASSETS OF MAJOR SUBSIDIARY BANKS

     The Indenture contains a covenant by First Fidelity that it will not permit any Major Subsidiary Bank to merge into or consolidate with or lease, sell or transfer all or substantially all of its properties and assets to, any other corporation except First Fidelity or a corporation or Person which is, or upon consummation of the transaction will be, a Subsidiary not less than 80% of the Voting Stock of which is owned, directly or indirectly, by First Fidelity. This covenant is subject to an exception comparable to the exception described in clause (ii) of the immediately preceding paragraph. (Section 1008)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in the aggregate principal amount of the Outstanding Senior Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Senior Note affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Note, (ii) reduce the principal amount of, or interest on, any Senior Note,
(iii) change the place or currency of payment of principal of, or the rate of interest on, any Senior Note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Senior Note, (v) reduce the above-stated percentage of Outstanding Senior Notes necessary to modify or amend the Indenture or (vi) reduce the percentage of aggregate principal amount of Outstanding Senior Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Notes may waive any past default under the Indenture, except a default in the payment of principal or interest. (Section 513)

CERTAIN INFORMATION CONCERNING THE TRUSTEE


     The Trustee does not act as trustee under any other indenture pursuant to which debt securities of the Company or any subsidiary thereof are outstanding. First Fidelity and its subsidiaries conduct banking transactions with BankAmerica National Trust Company from time to time in the normal course of business.


                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting
Agreement, dated           , 1994, First Fidelity has agreed to sell to each of
the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Senior Notes set forth opposite its name below:


                                                                           PRINCIPAL AMOUNT
         UNDERWRITER                                                       OF SENIOR NOTES
         -----------                                                       ----------------
    Goldman, Sachs & Co.................................................     $
    Smith Barney Shearson Inc...........................................     $
                                                                           ----------------
              Total.....................................................     $200,000,000
                                                                           ----------------
                                                                           ----------------


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Senior Notes, if any are taken.

     The Underwriters propose to offer the Senior Notes in part to purchasers at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of
    % of the principal amount of the Senior Notes. The Underwriters may allow,
and such dealers may reallow, a concession not to exceed     % of the principal
amount of the Senior Notes to certain brokers and dealers. After the Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Senior Notes are a new issue of securities with no established trading market. First Fidelity has been advised by each Underwriter that such Underwriter intends to make a market in the Senior Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Senior Notes.

     First Fidelity has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Goldman, Sachs & Co. and Smith Barney Shearson Inc. have each provided First Fidelity and its subsidiaries with various investment banking services in recent years, and have received customary compensation therefor. The Underwriters and their associates may, from time to time, be customers of, including borrowers from, and engage in transactions with or provide services for, First Fidelity and/or its subsidiaries in the ordinary course of business.

                          VALIDITY OF THE SENIOR NOTES

     The validity of the Senior Notes offered hereby will be passed upon for First Fidelity by the Office of the General Counsel of the Company by Stephen J. Antal, Senior Counsel, and for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York. Sullivan & Cromwell will rely as to matters of New Jersey law on the opinion of the Office of the General Counsel of the Company by Stephen J. Antal, Senior Counsel. Sullivan & Cromwell performs legal services for First Fidelity from time to time.

                                    EXPERTS

     The consolidated statements of condition of First Fidelity and its subsidiaries as of December 31, 1992 and 1991 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1992, included in First Fidelity's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated statements of condition of Northeast and its subsidiaries as of December 31, 1992 and 1991 and the related consolidated statements of income, changes in capital and cash flows for each of the years in the three-year period ended December 31, 1992 have been included in First Fidelity's Current Report on Form 8-K dated May 4, 1993 (as amended and supplemented by Form 8-K/A filed with the Commission on June 2, 1993, Form 8-K filed with the Commission on August 13, 1993 and Form 8-K filed with the Commission on November 10, 1993) which is incorporated by reference in this Prospectus. Such financial statements have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Northeast's ability to continue as a going concern as described in Note 16 to Northeast's 1992 consolidated financial statements) of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information................      2
Incorporation of Certain Documents
  by Reference.......................      2
First Fidelity Bancorporation........      3
Use of Proceeds......................      4
Capitalization.......................      5
Consolidated Ratios of Earnings to
  Fixed Charges......................      5
Selected Financial Data of
  First Fidelity.....................      6
Summary Discussion of Recent
  Financial Information..............      7
Certain Regulatory Considerations....     10
Description of Senior Notes..........     10
Underwriting.........................     16
Validity of the Senior Notes.........     17
Experts..............................     17



                                  $200,000,000



                                 FIRST FIDELITY


                                 BANCORPORATION


                           FLOATING RATE SENIOR NOTES
                            DUE               , 1996


                                 [INSERT LOGO]



                              GOLDMAN, SACHS & CO.



                           SMITH BARNEY SHEARSON INC.


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


        SEC filing fee..............................................  $  68,966
                                                                      ---------
        Trustees' fees and expenses.................................  $  13,250*
                                                                      ---------
        Printing fees...............................................  $   8,500*
                                                                      ---------
        Legal fees and expenses.....................................  $   1,500*
                                                                      ---------
        Blue Sky fees and expenses..................................  $  11,000*
                                                                      ---------
        Accounting fees.............................................  $ 100,000*
                                                                      ---------
        Rating agency fees..........................................  $  50,000*
                                                                      ---------
                  Total.............................................  $ 253,216
                                                                      ---------
                                                                      ---------


- ---------------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 3-5, Title 14A, of the New Jersey Business Corporation Act contains detailed provisions for indemnification of directors and officers of New Jersey corporations against expenses, judgments, fines and settlements in connection with litigation.

     The registrant's Restated Certificate of Incorporation and By-laws provide for indemnification of the registrant's directors and officers against certain liabilities. The registrant's Restated Certificate of Incorporation also eliminates liability of directors and officers for monetary damages in certain instances.

     The registrant has obtained directors' and officers' liability insurance policies which insure its directors and officers and the directors and officers of its subsidiaries in certain circumstances.

ITEM 16. EXHIBITS

     The following exhibits are filed as part of this Registration Statement.


EXHIBIT
NUMBER                                            DESCRIPTION
- -------         --------------------------------------------------------------------------------
  *1.1      --  Form of Underwriting Agreement.

  *4.1      --  Form of Indenture, dated as of           , 1994, between the Registrant and
                BankAmerica National Trust Company.

   4.2      --  Form of Senior Note.

  *4.3      --  Upon the request of the Commission, the Registrant will furnish a copy of all instruments defining the rights of holders of long-term debt of the Registrant.

  *4.5      --  Registrant's Restated Certificate of Incorporation is incorporated herein by reference to Exhibit 4.1 of Registrant's Registration Statement on Form S-8 (No.
                33-45404) filed with the Commission on January 31, 1992.

  *4.6      --  Registrant's By-laws are incorporated herein by reference to Exhibit 4(c) of
                Registrant's Current Report on Form 8-K filed with the Commission on March 1,
                1988.

  *4.7      --  Rights Agreement between First Fidelity Bancorporation and First Fidelity Bank,
                N.A., New Jersey, dated August 17, 1989 is incorporated herein by reference to
                Exhibit 1 of Registrant's Current Report on Form 8-K filed with the Commission on August 25, 1989.

  *5.1      --  Opinion and Consent of the Office of the General Counsel of First Fidelity
                Bancorporation, by Stephen J. Antal, Senior Counsel, regarding legality.

  12.1      --  Computations of consolidated ratios of earnings to fixed charges.

 *15.1      --  Letter of KPMG Peat Marwick regarding Unaudited Interim Financial Information.

 *23.1      --  Consent of KPMG Peat Marwick.

 *23.2      --  Consent of Price Waterhouse.

 *23.3      --  Consent of the Office of the General Counsel of First Fidelity Bancorporation,
                by Stephen J. Antal, Senior Counsel (included in Exhibit 5.1).

 *24.1      --  Power of Attorney.

 *25.1      --  Form T-1 Statement of Eligibility and Qualification under the Trust Indenture
                Act of 1939, as amended, of BankAmerica National Trust Company, dated December
                15, 1993.



- ---------------

* Previously filed.

ITEM 17. UNDERTAKINGS

A. UNDERTAKINGS TO UPDATE ANNUALLY.

     (1) The undersigned registrant hereby undertakes:

          (A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (1)(A)(i) and (1)(A)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
     Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (B) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. UNDERTAKING REGARDING INDEMNIFICATION.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or issued by a director, officer or controlling person of the registrant in the successful defense of any action, and or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

C. UNDERTAKING REGARDING AMENDMENTS.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1, DATED JANUARY 14, 1994 TO THE REGISTRATION STATEMENT, DATED DECEMBER 17, 1993, TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEWARK, STATE OF NEW JERSEY, ON THIS 14TH DAY OF JANUARY, 1994.


                                          FIRST FIDELITY BANCORPORATION


                                          By: /s/   ANTHONY P. TERRACCIANO
                                            ------------------------------------

                                                   ANTHONY P. TERRACCIANO
                                                   CHAIRMAN OF THE BOARD,
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                  SIGNATURE                               TITLE                   DATE
- ---------------------------------------------  ------------------------   ---------------------
      /s/ ANTHONY P. TERRACCIANO               Chairman of the Board,       January 14, 1994
- ---------------------------------------------   President and Chief
          (ANTHONY P. TERRACCIANO)               Executive Officer

     /s/       LOUIS E. AZZATO*                      Director               January 14, 1994
- ---------------------------------------------
              (LOUIS E. AZZATO)

    /s/        EDWARD E. BARR*                       Director               January 14, 1994
- ---------------------------------------------
              (EDWARD E. BARR)

    /s/     ROLAND K. BULLARD, II*                   Director               January 14, 1994
- ---------------------------------------------
           (ROLAND K. BULLARD, II)

    /s/          LEE A.  BUTZ*                       Director               January 14, 1994

- ---------------------------------------------
                (LEE A. BUTZ)

     /s/   LUTHER R. CAMPBELL, JR.*                  Director               January 14, 1994
- ---------------------------------------------
          (LUTHER R. CAMPBELL, JR.)

     /s/     JOHN GILRAY CHRISTY*                    Director               January 14, 1994

- ---------------------------------------------
            (JOHN GILRAY CHRISTY)

     /s/      JAMES G.  CULLEN*                      Director               January 14, 1994
- ---------------------------------------------
              (JAMES G. CULLEN)

     /s/    GONZALO DE LAS HERAS*                    Director               January 14, 1994
- ---------------------------------------------
           (GONZALO DE LAS HERAS)

     /s/      E. JAMES FERLAND*                      Director               January 14, 1994
- ---------------------------------------------
             (E. JAMES FERLAND)

                  SIGNATURE                               TITLE                   DATE
- ---------------------------------------------  ------------------------   ---------------------
       /s/   ARTHUR M. GOLDBERG*                     Director               January 14, 1994
- ---------------------------------------------
            (ARTHUR M. GOLDBERG)

       /s/    LESLIE E. GOODMAN*                     Director               January 14, 1994
- ---------------------------------------------
             (LESLIE E. GOODMAN)

       /s/     FRANK M. HENRY*                       Director               January 14, 1994
- ---------------------------------------------
              (FRANK M. HENRY)

       /s/    WILLIAM F. HYLAND*                     Director               January 14, 1994
- ---------------------------------------------
             (WILLIAM F. HYLAND)

     /s/   JUAN RODRIGUEZ INCIARTE*                  Director               January 14, 1994
- ---------------------------------------------
          (JUAN RODRIGUEZ INCIARTE)

       /s/    JOHN R.  KENNEDY*                      Director               January 14, 1994
- ---------------------------------------------
              (JOHN R. KENNEDY)

       /s/     ROCCO J. MARANO*                      Director               January 14, 1994
- ---------------------------------------------
              (ROCCO J. MARANO)

     /s/   JAMES D. MORRISSEY, JR.*                  Director               January 14, 1994
- ---------------------------------------------
          (JAMES D. MORRISSEY, JR.)

       /s/     JOSEPH NEUBAUER*                      Director               January 14, 1994
- ---------------------------------------------
              (JOSEPH NEUBAUER)

       /s/    PETER C. PALMIERI*                     Director               January 14, 1994
- ---------------------------------------------
             (PETER C. PALMIERI)

      /s/   WOLFGANG SCHOELLKOPF*              Principal Financial          January 14, 1994
- ---------------------------------------------  Officer and Director
           (WOLFGANG SCHOELLKOPF)

      /s/  ROBERT MONTGOMERY SCOTT*                  Director               January 14, 1994
- ---------------------------------------------
          (ROBERT MONTGOMERY SCOTT)

      /s/     REBECCA STAFFORD*                      Director               January 14, 1994
- ---------------------------------------------
             (REBECCA STAFFORD)

      /s/      SEFTON STALLARD*                      Director               January 14, 1994
- ---------------------------------------------
              (SEFTON STALLARD)

       /s/    BERNARD C. WATSON*                     Director               January 14, 1994
- ---------------------------------------------
             (BERNARD C. WATSON)

                  SIGNATURE                               TITLE                   DATE
- ---------------------------------------------  ------------------------   ---------------------
      /s/   ANTHONY R. BURRIESCI*              Principal Accounting         January 14, 1994
- ---------------------------------------------        Officer
           (ANTHONY R. BURRIESCI)

*By /s/    ANTHONY P. TERRACCIANO
    -----------------------------------------
           ANTHONY P. TERRACCIANO
              ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                       DESCRIPTION
- -------   ----------------------------------------------------------------------------------
  *1.1    --  Form of Underwriting Agreement.

  *4.1    --  Form of Indenture, dated as of                 , 1994, between the Registrant
              and BankAmerica National Trust Company.

   4.2    --  Form of Senior Note.

  *4.3    --  Upon the request of the Commission, the Registrant will furnish a copy of all instruments defining the rights of holders of long-term debt of the
              Registrant.

  *4.5    --  Registrant's Restated Certificate of Incorporation is incorporated herein by reference to Exhibit 4.1 of Registrant's Registration Statement on Form S-8 (No.
              33-45404) filed with the Commission on January 31, 1992.

  *4.6    --  Registrant's By-laws are incorporated herein by reference to Exhibit 4(c) of
              Registrant's Current Report on Form 8-K filed with the Commission on March 1,
              1988.

  *4.7    --  Rights Agreement between First Fidelity Bancorporation and First Fidelity
              Bank, N.A., New Jersey, dated August 17, 1989 is incorporated herein by reference to Exhibit 1 of Registrant's Current Report on Form 8-K filed with the
              Commission on August 25, 1989.

  *5.1    --  Opinion and Consent of the Office of the General Counsel of First Fidelity
              Bancorporation, by Stephen J. Antal, Senior Counsel, regarding legality.

  12.1    --  Computations of consolidated ratios of earnings to fixed charges.

 *15.1    --  Letter of KPMG Peat Marwick regarding Unaudited Interim Financial Information.


 *23.1    --  Consent of KPMG Peat Marwick.

 *23.2    --  Consent of Price Waterhouse.

 *23.3    --  Consent of the Office of the General Counsel of First Fidelity Bancorporation,
              by Stephen J. Antal, Senior Counsel (included in Exhibit 5.1).

 *24.1    --  Power of Attorney.

 *25.1    --  Form T-1 Statement of Eligibility and Qualification under the Trust Indenture
              Act of 1939, as amended, of BankAmerica National Trust Company, dated December 15,
              1993.



- ---------------

* Previously Filed.